UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For January 25, 2012

PATNI COMPUTER SYSTEMS LIMITED

Akruti Softech Park , MIDC Cross Road No 21,

Andheri (E) , Mumbai - 400 093, India

(Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

Interview Transcript

On January 25, 2012, Phaneesh Murthy and Sujit Sircar, Chief Executive Officer and Chief Financial Officer, respectively, of iGATE Corporation, conducted a media interview. A transcript of the media interview is furnished in this report. No part of the information and documents furnished in this report shall be deemed filed for the purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to liabilities thereunder.

Transcript of media interview of the iGATE Corporation conducted on January 25, 2012:

Mr. Phaneesh Murthy: —Our, uh, results for 2011. I think it’s been a fantastic year for iGATE. We are, uh, in many ways quite humbled by the amount of stuff that we were able to pull off. The year has gone by in a blur.

Uh, we announced the acquisition of, uh, Patni very early in the year in January. Uh, I am proud to say that we finished this acquisition in May. The bulk of the integration effort has also been done, and the smooth integration has actually helped us drive margins to 2013 goal levels.

Uh, we had set out a goal for ourselves by June 2013 of reaching 40 percent in gross margin and 25 percent in EBITDA margin. And I think, uh, that’s the level that we did reach, uh, partly aided by the ForEx [unintelligible]. But, uh, you know, we can take all the help, uh, that we can get.

Uh, in addition, uh, we have also ended up, uh, with the largest single phase, uh, delivery center that we inaugurated today. It was actually a very, very touching moment for us because one of the schools that we are supporting, uh, here, which is like a tent school, um, uh, you know, with—because construction workers’ children are not—uh, you know, they don’t let them go to school to look after their siblings and so on.

So, somebody basically sets up these tent schools in these areas so that they can go to school. And we are proud to say that a lot of these school students have actually ended up in mainland schools like the [unintelligible] school.

And, uh, they were—they actually were the VIPs who inaugurated our, uh, delivery center phase five, uh, just now.

Um, overall, uh, if I were to bring back color on the—and then, uh, bring back color on the results, 16 customers were added during the quarter. Uh, we had a 1 percent growth, uh, quarter-over-quarter, uh, 267.7.

We had a little bit of an adverse impact on the revenue top line, uh, because about a third of our revenues is non-dollar denominated. And with the strength of the dollar, uh, effectively what ends up happening is that, uh, you tend to lose something on the top line.

But, the same sense on the dollar, uh, actually helped out on our bottom line and helped us get our margins to over 40 percent, uh, gross margin and over 25 percent on an adjusted EBITDA basis.

Uh, we have also just, uh—based on our, uh, growth plan, uh, we have recently approved, uh, as a board $120 million capital outlay, uh, for expansion of our Bangalore campus into phase six for expansion and build out of a 500 people residential training facility in Pune and a 5,000 people development center in Pune in addition to building out another 5,000 people development center as an expansion of our campus in Mumbai.

So, effectively, we are adding significant amount of capacity. We continue to believe that the market is extremely well poised, uh, for our outcomes based model.

And given the fact that we have reached, uh, the $1 billion level, we are also starting to see proof points, uh, of this. We are in—currently in two deals, uh, in RFP situations which are in excess of $200 million kind of order books.

Um, that’s, uh—for us, we have never seen these kinds of deals, uh, either of the two companies. And we believe this is a little bit of a validation of the fact, uh, that, uh, you know, the markets have started respond—responding to both things.

One is our innovative business model, focused on outcomes and our ability to ensure that, uh, we are, uh, you know, we are one of the players which aligns very well to their business objectives and creates a business plan to them. And the second one, I think that the scale at which we are operating, roughly about 27,000 employees now and, uh, you know—so, I think a combination of these two, uh, innovation and scale, is really helping us get into many of these kinds of deals.

Uh, hopefully, over the next many months, we’ll be winning these kinds of deals and, uh, you know, we’ll be able to do something quite dramatically different there then.

Uh, I think the integration with Patni has proceeded extremely well. Uh, we, uh, we do believe that all of the levels of operational integration are done, uh, notwithstanding the fact that the, uh, companies are operating, uh, as different companies.

Uh, in spite of that, uh, I am extremely pleased that we have been able to take out about $30 million plus on, uh, back office costs, uh, our shared services costs. Uh, this is something which, uh, for us is actually quite, uh, quite, quite important. Uh, this is something that we have talked about.

Uh, we, uh, we continue to progress down the path of, uh, delisting. Uh, we had made an announcement that our strategic intent would be to delist Patni and really integrate this as one true company.

Now, while the operational benefits of all of the integration has actually already happened, uh, there could be one or two strategic benefits of the integration. Having said that, uh, we are also, uh, somewhat nervous about whether we’ll be able to complete this delisting only because of the fact that the prices are not so much.

When we started the delisting process because of our 350 rupees and, uh, you know, the India, uh, delisting norms are such that, uh, you know, it does allow, uh, a price run up at this time.

And, uh, given where we are in terms of our affordability, our CapEx plans, our debt covenants, uh, in terms of the amount of debt that we can take and our affordability to pay the interest [unintelligible], uh, we are generally very nervous about whether we’ll be able to actually complete this delisting itself.

Um, on the business side, however, I continue to see some fairly good, uh, momentum going into 2012. Uh, I think, uh, many of our customers, uh, are showing increases in budget. We believe that, uh, we’ll continue to grow, uh, higher than industry growth rates.

More importantly, we think we’ll continue to grow at earnings, uh, higher than industry growth rates.

And, uh, I do believe that we’ll be adding, uh, roughly about 4,000 people, uh, in 2012, uh, which will be a mix of entry level people and laterals.

So, this broadly is a little bit, uh, of color on, um, on our financial results and what’s happening in the company. I’m gonna request Sujit to talk a few minutes on the financial results, uh, and then we’ll be happy to take all your questions you want.

Mr. Sujit Sircar: As Phaneesh has already said, we have had a growth of 1 percent in our revenue, but it had an adverse impact of 1 percent because of the, uh, Canadian dollar and the euro, uh, as one part of our revenue comes from outside, uh, United States. So, we got impacted by the, uh, adverse movement of, uh, CAD and, uh, GBT [sp] and euro. Uh, so we lost [unintelligible] on that.

But, that has definitely helped us in the margins, rupee, dollar. Uh, last quarter, we had an average date [sp] of 46.8, and this quarter, it was 51. So, we had a gain of, uh, close to 3 percent in terms of our margin.

So, our margin, our operating margin went up by 5 percent from 14 to 19 percent, and our non-GAAP EBITDA is 21 to 25.4 percent. So, out of the 4.5 percent, close to 3 percent is for the ForEx. The rest is operational efficiency.

Overall, we have been able to achieve our, uh, 2013, uh, first quarter guidance of 14 percent gross margin and 25 percent EBITDA. And so, margin-wise, we have done pretty well.

We have got big expansion plans. We have just got $120 million approved from the Board, uh, to expand our facilities in Bangalore, uh, in Mumbai and in Pune. Uh, so we have got our expansion plans in place, and overall, in terms of the margin, it’s been very good.

The integration has really been, uh, positive. We have done a—I think we have done a very good job. The entire company of 37,000 people have done a great job in terms of integrating into a single unified vision, mission, values, and that has definitely been shown in the results.

Within two quarters, we have transformed the revenue, and margin has gone up, uh, by 8 percent, 8 percent margin improvement in last two quarters, which is a significant effort from the entire, uh, company.

And, uh, so it’s been good overall. As we go into the market next year, uh, we feel extremely positive and, uh, you know, going into the new year with a new [unintelligible]. Thank you.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PATNI COMPUTER SYSTEMS LIMITED

Dated: January 25, 2012	By:	/s/ ARUN KANAKAL
Arun Kanakal
Vice President & Company Secretary